UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

2011 First Quarter Preliminary Operating Results

On April 28, 2011, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2011. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).

The preliminary figures presented herein are based on the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”) and are currently being reviewed by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

(Won in millions, %)		1Q 2011	4Q 2010	% Change Increase (Decrease) (Q to Q)		1Q 2010	% Change Increase (Decrease) (Y to Y)
Revenue*	Specified Quarter	6,440,709	5,604,492	14.92		7,323,974	(12.06)
	Cumulative	6,440,709	25,679,018	—		7,323,974	(12.06)
Operating Income	Specified Quarter	1,000,718	(272,131)	N/A	**	624,291	60.30
	Cumulative	1,000,718	316,143	—		624,291	60.30
Income before Income Taxes	Specified Quarter	1,016,507	(398,970)	N/A	**	669,914	51.74
	Cumulative	1,016,507	149,502	—		669,914	51.74
Net Income***	Specified Quarter	757,550	(340,929)	N/A	**	614,462	23.29
	Cumulative	757,550	146,702	—		614,462	23.29

*	Represents the sum of interest income, fees and commissions revenues, gain on financial instrument at fair value through profit and loss, and other operating revenues.
**	Not Applicable.
***	Represents net income for controlling company interests.

2.	Operating results of Kookmin Bank (consolidated)*

(Won in millions, %)		1Q 2011	4Q 2010	% Change Increase (Decrease) (Q to Q)		1Q 2010	% Change Increase (Decrease) (Y to Y)
Revenue**	Specified Quarter	5,753,055	5,121,734	12.33		6,804,563	(15.45)
	Cumulative	5,753,055	23,717,663	—		6,804,563	(15.45)
Operating Income	Specified Quarter	954,767	(265,427)	N/A	***	579,659	64.71
	Cumulative	954,767	245,499	—		579,659	64.71
Income before Income Taxes	Specified Quarter	964,307	(392,495)	N/A	***	619,465	55.67
	Cumulative	964,307	49,314	—		619,465	55.67
Net Income****	Specified Quarter	740,470	(314,904)	N/A	***	594,811	24.49
	Cumulative	740,470	151,357	—		594,811	24.49

*	The figures herein do not exclude income (loss) from discontinued operations relating to the spin-off of Kookmin Bank’s credit card business.
**	Sum of interest income, fees and commissions revenues, gain on financial instrument at fair value through profit and loss, and other operating revenues.
***	Not Applicable.
****	Represents net income for controlling company interests.

3.	Operating results of KB Kookmin Card Co., Ltd. (non-consolidated)*

(Won in millions, %)		1Q 2011	4Q 2010	% Change Increase (Decrease) (Q to Q)	1Q 2010	% Change Increase (Decrease) (Y to Y)
Operating Revenue	Specified Quarter	247,035	—	—	—	—
	Cumulative	247,035	—	—	—	—
Operating Income	Specified Quarter	19,084	—	—	—	—
	Cumulative	19,084	—	—	—	—
Income before Income Taxes	Specified Quarter	19,032	—	—	—	—
	Cumulative	19,032	—	—	—	—
Net Income	Specified Quarter	13,685	—	—	—	—
	Cumulative	13,685	—	—	—	—

*	The figures herein cover the one-month period from March 1 to March 31, 2011. KB Kookmin Card Co., Ltd. was established on March 2, 2011 as a wholly-owned subsidiary of KB Financial Group following the spin-off of the credit card business from Kookmin Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: April 28, 2011	By: /s/ Wang-Ky Kim

(Signature)

	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO